Exhibit 99.1

YM BIOSCIENCES RAISES US$3.2 MILLION IN SUPPORT
OF JAK 1/2 PROGRAM
- Proceeds to support acceleration of CYT387 Phase II myelofibrosis study-

MISSISSAUGA, Canada - June 3, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), announced today that it has raised approximately US$3.2 million through a non-brokered private placement of 2,500,000 common shares to be issued at US$1.27. The sale price is at no discount to the closing price of the shares on the NYSE Amex on June 1, 2010. Listing of the common shares sold has been approved by the NYSE Amex and conditionally approved by the Toronto Stock Exchange (TSX) subject to the Company fulfilling all the requirements of the TSX. The investment was made by a leading international health-care-specific investment fund management company recognizing the increased demands on YM’s cash resources from the recently announced expansion by the Company into the earlier-than-planned Phase II component of its trial at Mayo Clinic with CYT 387 in myelofibrosis.

“The recent decision by the company to accelerate the current Phase I/II clinical trial of CYT387 in myelofibrosis through an earlier-than-planned initiation of the Phase II component supports our belief that CYT387 has excellent potential for clinical success,” said David Allan, Chairman and CEO of YM BioSciences. “We anticipate that headline safety and tolerability data from the Phase I arm of this study will be available in the next quarter with preliminary Phase II data expected to be submitted for presentation at the American Society of Hematology conference late in 2010. The company is also exploring opportunities for significant further expansion of the program, in light of the favourable findings to date.”

The previously announced expansion will allow for more patients to be dosed during 2010, in turn allowing more rapid and innovative selection of doses for registration-enabling Phase III studies in myelofibrosis. Since JAK 1/2 inhibitors have broad therapeutic applicability with prospects in numerous indications beyond myelofibrosis, including oncology and autoimmune diseases, YM, in addition to the expansion of this trial, is planning for the development of CYT387 in hematology, and oncology indications with unmet medical needs.

An April 19, 2010 paper, (Jeffrey W. Tyner, Michael W. Deininger et al) published in the premier hematology journal Blood, described an extensive body of work demonstrating the potent activity of CYT387 in in vitro cell assays and in an in vivo model of the myeloproliferative neoplasms and a recent internal study at YM BioSciences has been reported to demonstrate that CYT387 possesses similar potency against JAK1/2 enzymes as INCB18424. Moreover, in the same study CYT387 was demonstrated to have improved selectivity over JAK3 and TYK2 than INCB18424, which would be expected to result in a superior therapeutic window for CYT387.

CYT387 was acquired by YM BioSciences through merging the Australian biotechnology company, Cytopia Ltd. into YM in early 2010. The founder of Cytopia, Dr. Andrew Wilks, discovered the JAK1 and JAK2 enzymes and his seminal work led to the discovery and subsequent development of CYT387. The company also holds patents over the enzyme targets of JAK1 and JAK2, and intellectual property over the JAK2 crystal structure. The  YM compound has been shown to possess excellent JAK 1/2 potency and selectivity in a panel of assays.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company. Together with the products from YM BioSciences Australia, YM is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; CYT387, a JAK 1/2 small molecule inhibitor; CYT997, a potent, vascular disrupting agent (VDA); and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

2